Filed by Sycamore Networks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c)

of the Securities Exchange Act of 1934

Subject Company: Sycamore Networks, Inc.

Commission File No. 333-52562

This filing relates to a planned offer by Sycamore Networks, Inc. (the “Company”) to exchange certain options to purchase (the “Eligible Options”) shares of its common stock, par value $0.001, for new options and specified cash payments (the “Exchange Offer”).

The following communication from Beth Panfil, Stock Plan Administrator III, regarding the Exchange Offer was disseminated by e-mail on July 19, 2007, to employees who hold Eligible Options and are, therefore, eligible to participate in the Exchange Offer.

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This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.

We are pleased to inform you that Sycamore Networks, Inc. (“Sycamore,” or the “Company”) has now become current in its periodic filings with the Securities and Exchange Commission.  As a result, the restriction on exercising your Sycamore stock options will be lifted on Tuesday, July 24, 2007.

Although the Company can permit the exercise of stock options starting Tuesday, July 24th, please be advised that some of your stock options are likely impacted by Section 409A of the Internal Revenue Code, as amended.  The exercise of such stock options would likely result in the imposition on you of an additional federal personal income tax liability of 20% and may also include interest and penalty amounts.  The Company expects, in the near future, to commence an exchange offer for impacted options, which is intended to eliminate the adverse personal tax consequences associated with those stock options.  However, only those options that remain outstanding and unexercised through the expiration of the exchange offer will be eligible for exchange.  In addition, you must remain an employee of the Company through the expiration of the exchange offer to participate.  We will provide more detailed information shortly.  If you have questions in the meantime, please contact Beth Panfil in Stock Administration.

For those of you subject to our normal quarterly blackout period, please note that we are currently in the fourth quarter blackout period and you are restricted from trading in the Company’s securities through two full business days after the release of the Company’s financial results for the fiscal year ending July 31, 2007.

WE RECOMMEND THAT YOU CONSULT YOUR OWN PERSONAL, FINANCIAL, TAX AND/OR LEGAL ADVISORS WITH RESPECT TO THE FOREIGN AND U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE EXERCISE OF YOUR STOCK OPTIONS.

This letter is not an offer to buy any outstanding stock options or the Company's common stock, a solicitation of an offer to buy any outstanding options or the Company's common stock, an offer to sell any outstanding options or the Company's common stock or a recommendation by Sycamore to buy, sell or hold the Company’s common stock or to exercise your vested stock options.  You must make your own decision whether or not to exercise your stock options, after taking into account your own personal circumstances and preferences.